EXHIBIT  16

To announce the Company’s August 2012 revenues

Date of events: 2012/09/10

Contents:

1.Date of occurrence of the event:2012/09/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 7.5% year-over-year decrease in unaudited unconsolidated total revenue to NT$16.02 billion in August 2012. Operating costs and expenses decreased by 8.1% to NT$12.03 billion. Net income decreased by 4.4% to NT$3.53 billion, and EPS decreased by 4.2% to NT$0.46.  The decrease in total revenue and operating costs and expenses was mainly attributed to the recognition of revenue and costs and expense relevant to the government integrated taxation information system project in the same period of last year. Mobile communications business revenue increased 0.6% year-over-year, mainly due to the growth of mobile value-added service revenue of 32.5% derived from the mobile internet subscriber increase. The mobile voice revenue decreased 7.4% mainly due the market competition and the NCC’s mandated tariff reduction. Handset sales were 50.5% lesser year over year due to certain smartphone model was quite well-received by the market in the same period last year. Broadband access revenue decreased by 2.3% due to the ADSL tariff reduction starting this year. HiNet ISP service revenue decreased by 1.0% also because of tariff reductions along with the aforementioned ADSL tariff cuts. MOD revenue increased 34.7% year over year attributed to the growth in subscribers. For traditional fixed line services, local service revenue decreased by 5.9% because of mobile substitution. Domestic long distance service revenue decreased 35.0% mainly due to the tariff reduction starting this year. Operating costs and expenses decreased 8.1% year-over-year. The decrease was mainly because in the same period last year, there were higher costs and expenses relevant to the government integrated taxation information system project and higher cost of handset sold. The aforementioned decreases offset the increase in marketing expense due to mobile internet service promotion.

6.Countermeasures:None

7.Any other matters that need to be specified: None